UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 1 April 2011
Exhibit No. 2	Director/PDMR Shareholding dated 1 April 2011
Exhibit No. 3	Stabilisation Notice dated 5 April 2011
Exhibit No. 4	Chris Lucas speaks at investor conference dated 7 April 2011
Exhibit No. 5	Annual Information Update dated 8 April 2011
Exhibit No. 6	Annual Information Update dated 8 April 2011
Exhibit No. 7	FRN Variable Rate Fix dated 11 April 2011
Exhibit No. 8	FRN Variable Rate Fix dated 12 April 2011
Exhibit No. 9	Publication of Final Terms dated 12 April 2011
Exhibit No. 10	FRN Variable Rate Fix dated 13 April 2011
Exhibit No. 11	FRN Variable Rate Fix dated 13 April 2011
Exhibit No. 12	Stabilisation Notice dated 14 April 2011
Exhibit No. 13	Stabilisation Notice dated 15 April 2011
Exhibit No. 14	Stabilisation Notice dated 15 April 2011
Exhibit No. 15	Stabilisation Notice dated 15 April 2011
Exhibit No. 16	FRN Variable Rate Fix dated 15 April 2011
Exhibit No. 17	FRN Variable Rate Fix dated 19 April 2011
Exhibit No. 18	FRN Variable Rate Fix dated 19 April 2011
Exhibit No. 19	FRN Variable Rate Fix dated 21 April 2011
Exhibit No. 20	FRN Variable Rate Fix dated 26 April 2011
Exhibit No. 21	FRN Variable Rate Fix dated 26 April 2011
Exhibit No. 22	FRN Variable Rate Fix dated 26 April 2011
Exhibit No. 23	Total Voting Rights dated 28 April 2011
Exhibit No. 24	FRN Variable Rate Fix dated 28 April 2011
Exhibit No. 25	Documents Submitted to National Storage Mechanism dated 28 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 3, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 3, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 01/04/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/04/11 to 05/05/11		Payment Date 05/05/11
Number of Days	¦ 30
Rate	¦ 1.29295
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 53.87	¦ 1.08	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

1 April 2011

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.
M D Harding, a Person Discharging Managerial Responsibility ("PDMR"), notified Barclays PLC (the "Company") on 31 March 2011 that on 30 March 2011 he and a person connected to him had sold 184,653 ordinary shares in the Company at a price of 285.95 pence per share.

2.
The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 31 March 2011 that a PDMR of the Company exercised the option detailed below on 30 March 2011. The number of shares under option that has been exercised includes the option granted on 1 March 2011 under ESAS which was granted over a proportion of shares which were provisionally allocated by the trustee under ESAS on 20 March 2008. The total exercise price payable on any exercise of an ESAS option is £1.

PDMR	Number of shares under option that has been exercised	Market price at date of exercise and sale (pence)	Shares sold on behalf of PDMR to satisfy withholding liabilities	Shares sold in the market on behalf of PDMR
M D Harding	68,206	283.97	34,785	33,421

3.
The independent trustee of the ESAS Trust notified the Company on 31 March 2011 that it had on 30 March 2011 sold 25,284 ordinary shares in the Company on behalf of M D Harding, a PDMR, at a price of 283.97 pence per share.

Exhibit No.3

Post-stabilisation Announcement

1 April 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Fiat Finance and Trade Ltd. S.A.

Barclays Bank Plc (contact:  Karan Shah / Marco Baldini hereby gives notice that the Stabilising Manager(s) named below undertook stabilisation (within the meaning of the rules of the Financial Services Authority) in relation to the offer of the following securities, as set out below.

Issuer:	Fiat Finance and Trade Ltd. S.A.
Guarantor (if any):	Fiat S.p.A.
Aggregate nominal amount:	Eur 1,000,000
Description:	6.375% Due 2016
Stabilising Manager(s)
Barclays Capital; 5 The North Colonnade; Canary Wharf; London E14 4BB
Banca IMI S.p.A; Largo Mattioli 3, 20121 Milan, Italy
BNP Paribas; 10 Harewood Avenue, London NW1 6AA

Calyon Corporate and Investment Bank; Broadwalk House; 5 Appold Street; London EC2A 2DA

UniCredit Bank AG; Arabellasrtabe 12, 81925 Munich, Germany

Stabilisation started:	29 March 2011
Stabilisation last occurred:	30 March 2011

For each of the dates during which stabilisation transactions were carried out, the price range was as follows:

Date	Lowest Price	Highest Price
29 March 2011	99.625	99.875
30 March 2011	99.875	99.94

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There has not been and will not be a public offer of the securities in the United States.

Exhibit No.4

07 April 2011

Barclays PLC

Chris Lucas speaks at London investor conference

Chris Lucas, Group Finance Director, Barclays PLC is speaking today at the Deutsche Bank UK Banks Conference in London.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

 Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 5

Barclays PLC

Annual Information Update for the 12 months up to and including 8 April 2011.

In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

01/04/2010	Barclays PLC	Director/PDMR Shareholding
01/04/2010	Barclays PLC	Publication of Prospectus
08/04/2010	Barclays PLC	Early Redemption
09/04/2010	Barclays PLC	Director/PDMR Shareholding
14/04/2010	Barclays PLC	Annual Information Update
22/04/2010	Barclays PLC	Directorate Change
26/04/2010	Barclays PLC	Director/PDMR Shareholding
27/04/2010	Barclays PLC	Disposal
30/04/2010	Barclays PLC	Interim Management Statement
30/04/2010	Barclays PLC	AGM Statement
30/04/2010	Barclays PLC	Total Voting Rights
30/04/2010	Barclays PLC	Result of AGM
04/05/2010	Barclays PLC	Document Re; AGM Resolutions
11/05/2010	Barclays PLC	John Varley speaks at New York investor conference
11/05/2010	Barclays PLC	Publication of Prospectus
11/05/2010	Barclays PLC	Director/PDMR Shareholding
18/05/2010	Barclays PLC	John Varley speaks at London investor conference
21/05/2010	Barclays PLC	Appointment of Barclays Capital as broker
25/05/2010	Barclays PLC	Director Declaration
27/05/2010	Barclays PLC	Total Voting Rights
28/05/2010	Barclays PLC	Disposal
02/06/2010	Barclays PLC	Offer for Carbon Developer Tricorona AB (publ)
09/06/2010	Barclays PLC	Director/PDMR Shareholding
10/06/2010	Barclays PLC	Chris Lucas speak at Madrid investor conference
10/06/2010	Barclays PLC	Director/PDMR Shareholding
11/06/2010	Barclays PLC	Director/PDMR Shareholding
15/06/2010	Barclays PLC	Director/PDMR Shareholding
16/06/2010	Barclays PLC	Publication of Prospectus - Replacement
21/06/2010	Barclays PLC	Director/PDMR Shareholding
22/06/2010	Barclays PLC	Publication of Final Terms
30/06/2010	Barclays PLC	Barclays Global Retail Banking Investor Seminar
30/06/2010	Barclays PLC	Total Voting Rights
30/06/2010	Barclays PLC	Statement re 2010 Performance
01/07/2010	Barclays PLC	Private Banking Joint Venture in Japan
02/07/2010	Barclays PLC	Holding(s) in Company
12/07/2010	Barclays PLC	Publication of Final Terms
20/07/2010	Barclays PLC	Offer for Tricorona unconditional in all respects
23/07/2010	Barclays PLC	Statement on Results of CEBS Stress Test
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
29/07/2010	Barclays PLC	Blocklisting Interim Review
30/07/2010	Barclays PLC	Holding(s) in Company
30/07/2010	Barclays PLC	Total Voting Rights
05/08/2010	Barclays PLC	Half Yearly Report
06/08/2010	Barclays PLC	Director/PDMR Shareholding
09/08/2010	Barclays PLC	Holding(s) in Company
10/08/2010	Barclays PLC	Publication of Prospectus
18/08/2010	Barclays PLC	Barclays Bank PLC Settlement with US Authorities
19/08/2010	Barclays PLC	Additional Listing
31/08/2010	Barclays PLC	Total Voting Rights
01/09/2010	Barclays PLC	Disposal
03/09/2010	Barclays PLC	Chris Lucas Speaks at London Investor Conference
07/09/2010	Barclays PLC	Directorate Change
09/09/2010	Barclays PLC	Holding(s) in Company
13/09/2010	Barclays PLC	Antony Jenkins speaks at KBW Conference
13/09/2010	Barclays PLC	Bob Diamonds speaks at New York Investor Conference
15/09/2010	Barclays PLC	Director/PDMR Shareholding
20/09/2010	Barclays PLC	Director/PDMR Shareholding
24/09/2010	Barclays PLC	Directorate Change
29/09/2010	Barclays PLC	Robert E Diamond speaks at Investor Conference
30/09/2010	Barclays PLC	Total Voting Rights
12/10/2010	Barclays PLC	Holding(s) in Company
12/10/2010	Barclays PLC	Holding(s) in Company
12/10/2010	Barclays PLC	Holding(s) in Company
29/10/2010	Barclays PLC	Total Voting Rights
09/11/2010	Barclays PLC	Interim Management Statement
10/11/2010	Barclays PLC	Publication of Prospectus
30/11/2010	Barclays PLC	Total Voting Rights
13/12/2010	Barclays PLC	Director/PDMR Shareholding
16/12/2010	Barclays PLC	Director/PDMR Shareholding
17/12/2010	Barclays PLC	Directorate Change
20/12/2010	Barclays PLC	Director/PDMR Shareholding
23/12/2010	Barclays PLC	Director/PDMR Shareholding
30/12/2010	Barclays PLC	Total Voting Rights
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
27/01/2011	Barclays PLC	Blocklisting Interim Review
31/01/2011	Barclays PLC	Total Voting Rights
15/02/2011	Barclays PLC	Final Results
15/02/2011	Barclays PLC	Disclosure of compensation outcomes and practices
16/02/2011	Barclays PLC	Director/PDMR Shareholding
28/02/2011	Barclays PLC	Total Voting Rights
01/03/2011	Barclays PLC	Acquisition
03/03/2011	Barclays PLC	Publication of supplement to Base Prospectus
07/03/2011	Barclays PLC	Director/PDMR Shareholding
14/03/2011	Barclays PLC	Annual Financial Report
21/03/2011	Barclays PLC	Disposal
21/03/2011	Barclays PLC	Annual Financial Report
22/03/2011	Barclays PLC	Publication of Prospectus
23/03/2011	Barclays PLC	Director/PDMR Shareholding
28/03/2011	Barclays PLC	Director/PDMR Shareholding
30/03/2011	Barclays PLC	Bob Diamond speaks at investor conference
31/03/2011	Barclays PLC	Total Voting Rights
01/04/2011	Barclays PLC	Director/PDMR Shareholding
04/04/2011	Barclays PLC	Acquisition
07/04/2011	Barclays PLC	Chris Lucas speaks at investor conference

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange.  The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company has submitted filings to Companies House in relation to:

·	the allotment of shares
·	the appointment and resignation of Directors (or changes in their particulars)
·	the filing of Group accounts
·	the Company's annual return
·	new Articles of Association
·	the authority to allot shares
·	the authority to dis-apply pre-emption rights

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2010 (which was submitted to the National Storage Mechanism on 14 March 2011) can be found on the Company's Investor Relations website at: www.barclays.com/investorrelations.

Further information regarding the Company and its activities is available at:
www.barclays.com and www.barclays.com/investorrelations.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Marie Smith
Assistant Secretary

8 April 2011

Exhibit No. 6

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 8 April 2011.

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

01/04/2010	Barclays Bank PLC	Publication of Prospectus
01/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
07/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/04/2010	Barclays Bank PLC	Early Redemption
13/04/2010	Barclays Bank PLC	Repurchase and Early Redemption
14/04/2010	Barclays Bank PLC	Annual Information Update
14/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
14/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2010	Barclays Bank PLC	Early Redemption
20/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
20/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/04/2010	Barclays Bank PLC	Directorate Change
23/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
27/04/2010	Barclays Bank PLC	Disposal
27/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
28/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
30/04/2010	Barclays Bank PLC	Interim Management Statement
04/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
05/05/2010	Barclays Bank PLC	Early Redemption
11/05/2010	Barclays Bank PLC	Publication of Prospectus
12/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/05/2010	Barclays Bank PLC	Repurchase and Early Redemption
14/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/05/2010	Barclays Bank PLC	Global Covered Bond Programme
18/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
20/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
27/05/2010	Barclays Bank PLC	FRN Variable Rate Fix
28/05/2010	Barclays Bank PLC	Disposal
03/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
07/06/2010	Barclays Bank PLC	Early Redemption
10/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2010	Barclays Bank PLC	Publication of Prospectus - Replacement
17/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/06/2010	Barclays Bank PLC	Change of Issuer
18/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/06/2010	Barclays Bank PLC	Publication of Final Terms
25/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/06/2010	Barclays Bank PLC	FRN Variable Rate Fix
01/07/2010	Barclays Bank PLC	Private Banking Joint Venture in Japan
05/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
12/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
12/07/2010	Barclays Bank PLC	Publication of Final Terms
13/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
14/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
23/07/2010	Barclays Bank PLC	Statement on Results of CEBS Stress Test
23/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
26/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
29/07/2010	Barclays Bank PLC	FRN Variable Rate Fix
02/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
05/08/2010	Barclays Bank PLC	Half Yearly Report
10/08/2010	Barclays Bank PLC	Publication of Prospectus
12/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/08/2010	Barclays Bank PLC	Publication of Prospectus
16/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2010	Barclays Bank PLC	Barclays Bank PLC Settlement with US Authorities
19/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
23/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
27/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
31/08/2010	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2010	Barclays Bank PLC	Disposal
01/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
06/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
06/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
07/09/2010	Barclays Bank PLC	Directorate Change
10/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/09/2010	Barclays Bank PLC	Directorate Change
24/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/09/2010	Barclays Bank PLC	FRN Variable Rate Fix
29/09/2010	Barclays Bank PLC	Robert E Diamond speaks at investor conference
04/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/10/2010	Barclays Bank PLC	Repurchase and Early Redemption
06/10/2010	Barclays Bank PLC	Barclays Announces Bond Holder Meeting
12/10/2010	Barclays Bank PLC	Early Redemption
12/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
14/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
14/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/10/2010	Barclays Bank PLC	Repurchase and Early Redemption
27/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
28/10/2010	Barclays Bank PLC	FRN Variable Rate Fix
01/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
05/11/2010	Barclays Bank PLC	Early Redemption
09/11/2010	Barclays Bank PLC	Interim Management Statement
10/11/2010	Barclays Bank PLC	Barclays Announces Bond Holder Meeting
10/11/2010	Barclays Bank PLC	Publication of Prospectus
10/11/2010	Barclays Bank PLC	Publication of Prospectus
12/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
15/11/2010	Barclays Bank PLC	Early Redemption
15/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2010	Barclays Bank PLC	Publication of Base Prospectus Supplement
16/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
23/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/11/2010	Barclays Bank PLC	Publication of Base Prospectus Supplement
26/11/2010	Barclays Bank PLC	FRN Variable Rate Fix
02/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
02/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
02/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
09/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
15/12/2010	Barclays Bank PLC	Results of adjourned meeting of noteholders
16/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/12/2010	Barclays Bank PLC	Directorate Change
17/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
20/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
23/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
29/12/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
05/01/2011	Barclays Bank PLC	Publication of Prospectus
11/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
12/01/2011	Barclays Bank PLC	Publication of Final Terms
12/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
13/01/2011	Barclays Bank PLC	Early Redemption
13/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
24/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
31/01/2011	Barclays Bank PLC	FRN Variable Rate Fix
10/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
14/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/02/2011	Barclays Bank PLC	Disclosure of compensation outcomes and practices
15/02/2011	Barclays Bank PLC	Final Results
16/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
22/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
23/02/2011	Barclays Bank PLC	Redemption of notes
23/02/2011	Barclays Bank PLC	Early Redemption
24/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
25/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
25/02/2011	Barclays Bank PLC	FRN Variable Rate Fix
01/03/2011	Barclays Bank PLC	Acquisition
02/03/2011	Barclays Bank PLC	Stabilisation Notice
03/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
03/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
03/03/2011	Barclays Bank PLC	Publication of Supplement to Base Prospectus
03/03/2011	Barclays Bank PLC	Publication of Supplement to Base Prospectus
09/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
14/03/2011	Barclays Bank PLC	Publication of Final Terms
16/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/03/2011	Barclays Bank PLC	Disposal
21/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/03/2011	Barclays Bank PLC	Annual Financial Report
21/03/2011	Barclays Bank PLC	Publication of Prospectus
21/03/2011	Barclays Bank PLC	Publication of Prospectus
21/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
24/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
24/03/2011	Barclays Bank PLC	FRN Variable Rate Fix
29/03/2011	Barclays Bank PLC	Publication of Final Terms
29/03/2011	Barclays Bank PLC	Publication of Prospectus
31/03/2011	Barclays Bank PLC	Publication of Amended Final Terms
01/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
04/04/2011	Barclays Bank PLC	Acquisition
05/04/2011	Barclays Bank PLC	Stabilisation Notice

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at: www.sec.gov.

The  Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at: www.sedar.com.

The Company's securities are also listed on Euronext Paris, Euronext Amsterdam, SIX Swiss Exchange,Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange, the Irish Stock Exchange, the Borsa Italiana, the Warsaw Stock Exchange, the Prague Stock Exchange and the Madrid and Barcelona Stock Exchanges.  Details of regulatory filings made to these bodies can be found on the following websites:

Euronext Paris                                                   www.euronext.com
Euronext Amsterdam                                          www.euronext.com
SIX Swiss Exchange                                           www.six-swiss-exchange.com
Deutsche Boerse                                                www.boerse-frankfurt.com
Luxembourg Stock Exchange                              www.bourse.lu
Channel Islands Stock Exchange                         www.cisx.com
Copenhagen Stock Exchange                              www.nasdaqomxnordic.com
Irish Stock Exchange                                          www.ise.ie
Borsa Italiana                                                     www.borsaitaliana.it
Singapore Stock Exchange                                 www.sgx.com
Nordic Derivatives Exchange                                www.ngm.se
Warsaw  Stock Exchange                                   www.gpw.pl
Prague Stock Exchange                                      www.pse.cz
Madrid and Barcelona Stock Exchanges               www.cnmv.es

The Company has submitted filings to Companies House, in relation to:

-	the allotment of shares
-	the appointment and resignation of Directors (or changes in their particulars)
-	new Articles of Association
-	particulars of mortgages/charges
-	the Company's annual return
-	the authority to allot shares
-	the dis-application of pre-emption rights
-	the filing of accounts

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Marie Smith
Assistant Secretary

8 April 2011

Exhibit No. 7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/04/11
Issue	¦ Barclays Bank Plc - Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/04/11 to 13/07/11		Payment Date 13/07/11
Number of Days	¦ 91
Rate	¦ 0.81275
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 205.45	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 8

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 12/04/11
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/04/11 to 14/07/11		Payment Date 14/07/11
Number of Days	¦ 91
Rate	¦ 0.55075
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.39	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 9

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €1,500,000,000 3.625 per cent. Covered Bonds due 2016 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7837E_1-2011-4-12.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No. 10

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/04/11
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 - EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50,000,000
Period	¦ 15/04/11 to 17/10/11		Payment Date 17/10/11
Number of Days	¦ 185
Rate	¦ 2.126
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 546,263.89	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/04/11
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/04/11 to 13/07/11		Payment Date 13/07/11
Number of Days	¦ 91
Rate	¦ 1.06938
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 266.61	¦ 5,332,250.96	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

14 April 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Red Electrica Financiaciones
Stabilisation Notice

Barclays Capital (contact: Karan Shah); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Red Electrica Financiaciones
Guarantor (if any):	Red Electrica Corporacion, Sociedad Anonima and Red Electrica de Espana, Sociedad Anonima Unipersonal
Aggregate nominal amount:	Euro 300,000,000
Description:	Senior Fixed Rate Notes Due 2020
Offer price:	99.814
Other offer terms:	None
Stabilisation:
Stabilising Manager(s):	Barclays Capital; 5 The North Colonnade; Canary Wharf; London E14 4BB Citigroup Global Markets Limited; 33 Canada Square; Canary Wharf; London E14 5LB
Stabilisation period expected to start on:	29 April 2011
Stabilisation period expected to end no later than:	29 May 2011
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 13

Post Stabilisation Announcement

15 April 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

BARCLAYS BANK PLC

Post Stabilisation Notice

Barclays Bank PLC (contact: Mark Geller / Miray Muminoglu; tel: 020 7773 9098) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer:	Barclays Bank PLC
Guarantor (if any):	N/A
Aggregate nominal amount:	EUR 1 Billion
Description:	LT2 Notes Due 30 Mar 2022
Offer price:	99.232
Stabilising Manager:	Barclays Capital

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 14

15 April, 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Friends Provident Holdings (UK) plc

Stabilisation Notice

Barclays Capital (contact: Mark Geller ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Friends Provident Holdings (UK) plc
Guarantor (if any):	Friends Provident Life & Pensions Limited
Aggregate nominal amount:	GBP 500,000,000
Description:	8.25% Tier 2 Notes, Due 2022
Offer price:	N/A
Other offer terms:	None
Stabilisation:
Stabilising Manager(s):	Barclays Capital; 5 The North Colonnade; Canary Wharf; London E14 4BB RBC Capital, Thames Court, One Queenhithe, London EC4V 4DE
Stabilisation period expected to start on:	15 April 2011
Stabilisation period expected to end no later than:	15 May 2011
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

Exhibit No. 15

15 April, 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Friends Provident Holdings (UK) plc

Stabilisation Notice

Barclays Capital (contact: Mark Geller ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Friends Provident Holdings (UK) plc
Guarantor (if any):	Friends Provident Life & Pensions Limited
Aggregate nominal amount:	GBP 500,000,000
Description:	8.25% Tier 2 Notes, Due 2022
Offer price:	100.00
Other offer terms:	None
Stabilisation:
Stabilising Manager(s):	Barclays Capital; 5 The North Colonnade; Canary Wharf; London E14 4BB RBC Capital, Thames Court, One Queenhithe, London EC4V 4DE
Stabilisation period expected to start on:	15 April 2011
Stabilisation period expected to end no later than:	15 May 2011
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 15/04/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/04/11 to 19/05/11		Payment Date 19/05/11
Number of Days	¦ 30
Rate	¦ 1.16375
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 96.98	¦ Pok1,939,583.33	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 17

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Apr-2011 TO 16-May-2011 HAS BEEN FIXED AT 1.172500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2011 WILL AMOUNT TO:
GBP 44.97 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 18

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Apr-2011 TO 16-May-2011 HAS BEEN FIXED AT 1.172500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2011 WILL AMOUNT TO:
GBP 44.97 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 19

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/11/10
Issue	¦ Barclays Bank Plc - USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 18/11/10 to 18/05/11		Payment Date 18/05/11
Number of Days	¦ 181
Rate	¦ 0.6875
Denomination USD	¦ 5,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 17.28	¦ 172.80	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank Plc

Source: Barclays Bank PLC

Exhibit No. 20

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/01/11
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/01/11 to 28/04/11		Payment Date 28/04/11
Number of Days	¦ 87
Rate	¦ 1.75
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,042.81	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 21

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/01/11
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/01/11 to 28/04/11		Payment Date 28/04/11
Number of Days	¦ 87
Rate	¦ 1.75
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,042.81	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 22

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26/04/11
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 28/04/11 to 28/07/11		Payment Date 28/07/11
Number of Days	¦ 91
Rate	¦ 2.161
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 5.46	¦ Pok273.13	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 23

28 April 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,186,922,783 ordinary shares with voting rights as at 27 April 2011. There are no ordinary shares held in Treasury.

The above figure (12,186,922,783) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 24

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 28/04/11
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 28/04/11 to 29/07/11		Payment Date 29/07/11
Number of Days	¦ 92
Rate	¦ 1.20188
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 151.47	¦ 1,008,788.92	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 25

28 April 2011
Barclays PLC
Documents submitted to the National Storage Mechanism

In accordance with paragraph 9.6.2 of the Listing Rules, the full text of the resolutions other than those concerning ordinary business passed by Barclays PLC at its Annual General Meeting held on Wednesday 27th April 2011 has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do